UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D/A	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 174,801
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 174,801
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*

All percentage ownership reported in this Schedule 13D is based on 2,118,775 Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 4, 2007.

CUSIP No. 882610108	13D/A	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 174,801
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 174,801
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 174,801
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 174,801
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 5 of 10 pages

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 and amended on January 20, 2006, February 2, 2006, June 13, 2006, August 17, 2006, October 9, 2006, November 1, 2006, November 16, 2006 and May 22, 2007 (the “Schedule 13D”), with respect to the sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each (the “Shares”), of Texas Pacific Land Trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $24,486,635.35. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities and Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on January 6, 2005 to report the acquisition of the Shares. On October 24, 2005, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 24th Letter”). A copy of the October 24th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On August 17, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “August 17th Letter”). A copy of the August 17th Letter is attached hereto as Exhibit D and is incorporated herein by reference. In addition, on August 17, 2006, the Reporting Persons issued a press release related to the August 17th Letter, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference. On October 31, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 31st Letter”). A copy of the October 31st Letter is attached to the Schedule 13D as Exhibit F and is incorporated herein by reference. In addition, on October 31, 2006, the Reporting Persons issued a press release related to the October 31st Letter, a copy of which is attached to the Schedule 13D as Exhibit G and is incorporated herein by reference. On November 15, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “November 15th Letter”). A copy of the November 15th Letter is attached to the Schedule 13D as Exhibit H and is incorporated herein by reference. In addition, on November 15, 2006, the Reporting Persons issued a press release related to the November 15th Letter, a copy of which is attached to the Schedule 13D as Exhibit I and is incorporated herein by reference. On May 22, 2007, the Reporting Persons sent a letter to the General Agent of the Issuer (the “May 22nd Letter”). A copy of the May 22nd Letter is attached to the Schedule 13D as Exhibit J and is incorporated herein by reference. On June 15, 2007, the Reporting Persons sent a letter to the General Agent of the Issuer (the “June 15th Letter”). A copy of the June 15th Letter is attached hereto as Exhibit K and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Find, Ltd., Silvercreek SAV LLC, Mercury Global Alpha Fund LP and GPC LXV, LLC owned beneficially 57,697; 72,491; 2,679; 5,971; 4,719; 18,527; and 12,717 Shares, respectively, representing approximately 2.7%; 3.4%; 0.1%; 0.3%; 0.2%; 0.9%; and 0.6% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 174,801 Shares, constituting 8.3% of the 2,118,775 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 174,801 Shares, constituting 8.3% of the 2,118,775 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 174,801 Shares, constituting 8.3% of the 2,118,775 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 882610108	13D/A	Page 6 of 10 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006***
Exhibit G	Press Release, dated October 31, 2006***
Exhibit H	Letter to the General Agent of Texas Pacific Land Trust, dated November 15, 2006.****
Exhibit I	Press Release, dated November 15, 2006.****
Exhibit J	Letter to the General Agent of Texas Pacific Land Trust, dated May 22, 2007.*****
Exhibit K	Letter to the General Agent of Texas Pacific Land Trust, dated June 15, 2007.

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

*** Previously filed with the Schedule 13D/A on November 1, 2006.

**** Previously filed with the Schedule 13D/A on November 16, 2006.

***** Previously filed with the Schedule 13D/A on May 22, 2007.

CUSIP No. 882610108	13D/A	Page 7 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

CUSIP No. 882610108	13D/A	Page 8 of 10 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006***
Exhibit G	Press Release, dated October 31, 2006***
Exhibit H	Letter to the General Agent of Texas Pacific Land Trust, dated November 15, 2006.****
Exhibit I	Press Release, dated November 15, 2006.****
Exhibit J	Letter to the General Agent of Texas Pacific Land Trust, dated May 22, 2007.*****
Exhibit K	Letter to the General Agent of Texas Pacific Land Trust, dated June 15, 2007.

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

*** Previously filed with the Schedule 13D/A on November 1, 2006.

**** Previously filed with the Schedule 13D/A on November 16, 2006.

***** Previously filed with the Schedule 13D/A on May 22, 2007.

CUSIP No. 882610108	13D/A	Page 9 of 10 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/18/2007	(3,600.00)	239.95
04/26/2007	400.00	236.86
04/30/2007	794.00	240.75
05/24/2007	300.00	216.37

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/30/2007	1,106.00	240.75
05/21/2007	(3,484)	211.44
05/29/2007	1,100	213.88
05/31/2007	1,164	227.08
06/07/2007	11	244.03
06/07/2007	(11)	243.97

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/17/2007	1,400.00	239.94
04/26/2007	400.00	236.86
05/22/2007	800	216.52

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/21/2007	722	210.16
05/23/2007	479	219.78
06/01/2007	101	228.51
06/07/2007	341	244.03

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
05/10/2007	100.00	229.04
05/21/2007	878	210.16
05/23/2007	1,071	219.78
06/01/2007	199	228.51
06/07/2007	759	244.03

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/20/2007	(7,768)	240.00

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/23/2007	(200.00)	238.99
05/09/2007	(100.00)	241.98
05/18/2007	(100.00)	224.96
05/21/2007	(1,516)	211.44

Mercury Asia Real Estate Securities Fund, LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/30/2007	374	221.40
6/7/2007	(374)	243.97

Mercury Asia Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/30/2007	726	221.40
6/7/2007	(726)	243.97

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 882610108	13D/A	Page 10 of 10 pages

Exhibit K

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

June 15, 2007

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

Thank you for your letter dated May 29, 2007.

We believe that the decision to declare a forward share split is a simple one and that there is no need for further “evaluation” by the Board of Trustees. Based upon our review of Texas Pacific Land Trust’s (the “Company”) organizational documents, and consultation with our legal counsel, we believe that the Board of Trustees is empowered to implement a forward share split through a share dividend without the necessity of a shareholder vote. Effecting such a share split will dramatically improve the liquidity of the Company’s shares and make the shares more accessible to a wider range of potential investors. To give you an example of the extent to which your current share price is an anomaly, of the approximately 2,735 companies currently listed on the New York Stock Exchange, only 13 have share prices over $200 per share, which represents approximately 0.55% of the listed companies. This serves as evidence that it is highly unusual to continue to let your shares trade at the current high price. In addition to these benefits, there is no meaningful negative effect from a share split.

It is abundantly clear that a share split would benefit current and prospective holders of the Company’s shares, as well as the Company, by providing additional liquidity for the Company’s share repurchase plan. Any costs associated with the share dividend, which would be minimal, would be dramatically offset by these benefits. We are perplexed as to why the Board of Trustees has been evaluating this option for so long when the decision is obvious – a share dividend must be effected immediately.

We would welcome the opportunity to discuss these demands in greater detail with you.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President